Press release

Skandia

August, 9 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 30 80
www.skandia.se

Office:
Sveavägen 44

02049566

Skandia starts Internet bank in Switzerland

Skandia Bank Switzerland today opened for business. The bank is a wholly owned subsidiary of Skandia and is independent from SkandiaBanken, which is established in Sweden, Norway and Denmark.

Skandia Bank Switzerland caters primarily to expatriates, offering a range of services including deposit accounts, credit cards, mutual funds, equity trading, and accounts in various currencies.

Visit Skandia Bank's website at www.skandiabank.ch

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For further information, please contact:
Mats Göransson, President, Skandia Bank Switzerland, tel. + 41-1-389 26 00
Carl-Henrik Knutsson, Communication Manager, Skandia, + 46-8-788 25 00

dlw 9/4

FJA receives order from Öffentliche Lebensversicherung Braunschweig

FJA AG (WKN 513010), the consultancy and software house for insurance companies and financial services providers, has received an order from Öffentliche Lebensversicherung Braunschweig for a total value of around three million Euros. FJA will introduce the new thin-client release of its Life Factory product to Öffentliche Lebensversicherung Braunschweig according to a timetable of staggered deadlines. A corresponding Letter of Intent has now been signed.

The system will manage the company's entire life insurance business. Besides classical insurance products this also includes unit linked life and pensions insurance and private old-age provision products.

This order now placed will further consolidate FJA's leading position as a provider of standard software for insurance companies. This is already the second order FJA has received for the thin-client version which will be available from the autumn. Further orders have been negotiated and are due to be concluded shortly.

FJA AG
Michael Junker
Leonhard-Moll-Bogen 10
D-81373 Munich
Telefon: + 49 (0) 89 769 01 - 111
Fax: + 49 (0) 89 743 717 31
E-Mail: Michael.Junker@fja.com
Internet: www.fja.com

Munich, 22/08/2002